SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Viomi Technology Co., Ltd.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

92762J103

(CUSIP Number)

February 18, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92762J103	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Guolao Investments S.S or I.R.S. Identification No. of Above Persons Not Applicable
2.	Check the Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship Or Place Of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,716,303
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,716,303
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 10,716,303
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent Of Class Represented By Amount In Row (9) 5.16%
12.	Type Of Reporting Person (See Instructions) CO

CUSIP No. 92762J103	13G	Page 3 of 5 Pages

Item 1     (a).     Name of Issuer:

Viomi Technology Co., Ltd (the “Issuer”)

Item 1     (b).     Address of Issuer's Principal Executive Offices:

Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, Guangdong, 510220, People's Republic of China

Item 2     (a).     Name of Person Filing:

Guolao Investments

Item 2     (b).     Address of Principal Business Office or, if None, Residence:

4th Floor, Harbour Place

103 South Church Street, Grand Cayman KY1-1002

Cayman Islands

Item 2     (c).     Citizenship:

The citizenship of Guolao Investments is the Cayman Islands.

Item 2     (d).     Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share, of the Issuer.

Item 2     (e).     CUSIP Number:

 92762J103

This CUSIP number applies to the American depositary shares of the Issuer, each representing three Class A ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 92762J103	13G	Page 4 of 5 Pages

Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 10,716,303

(b)	Percent of Class 5.16%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 10,716,303
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 10,716,303
(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.     Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

CUSIP No. 92762J103	13G	Page 5 of 5 Pages

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2021
Date

Guolao Investments

/s/Han Lin
Signature

Name: Han Lin
Title: Director